Contact

www.linkedin.com/in/aaron-barr-919a42199 (LinkedIn)

Top Skills

Civil Engineering
Manufacturing
Precast

Aaron Barr

Chief Executive Officer at RIMRISER
Vancouver, Washington, United States

Experience

RimRiser
Chief Executive Officer
March 2019 - Present (3 years 8 months)
Washington, United States